Exhibit 99.1
News Release

Contact:	Baker Hughes Incorporated
Gary R. Flaharty (713) 439-8039	P.O. Box 4740
H. Gene Shiels (713) 439-8822	Houston, Texas 77210-4740
Baker Hughes Completes Sale of Interest in WesternGeco
HOUSTON, April 28, 2006. Baker Hughes Incorporated (NYSE: BHI; EBS) today announced that it has completed the sale of its 30% minority interest in WesternGeco, a seismic venture created November 30, 2000 with Schlumberger Limited, to Schlumberger for $2.4 billion in cash. Baker Hughes expects to record a pre-tax gain of approximately $1.74 billion (approximately $1.05 billion, net of tax). Cash proceeds, net of tax, were approximately $1.8 billion.
Baker Hughes is a leading provider of
drilling, formation evaluation, completion and production
products and services to the worldwide oil and gas industry.
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NOT INTENDED FOR BENEFICIAL HOLDERS